Independent Auditors' Report


To the Board of Directors of
Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission:

RE:	Scout Money Market Fund, Inc. - Prime Portfolio
	Form N-17f-2
	File Number 811-3528


We have examined management's assertion about SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO's (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of June 30, 1998, and for the period April 30, 1998 through June 30, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1998, and for the period April 30, 1998 through June 30, 1998, with respect to securities of SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO, without prior notice to management:

* Securities owned as of the close of business on June 30, 1998, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company and the Federal Reserve Bank, which use the book entry method of accounting for securities;

* Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Money Market Fund, Inc. - Prime Portfolio was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.









Kansas City, Missouri
September 24, 1998

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-3528                        June 30, 1998






2. State Identification Number:






AL	*

AK	98 02175

AZ	S-0033495-QUAL

AR	85-M1012-01

CA	504 5889

CO	IC-91-02-935

CT	SI45569

DE	*

DC	*

FL	*

GA	56-002877

HI	*

ID	48843

IL	9738154

IN	85-0335 IC

IA	I-26311

KS	9850001427

KY	M29406

LA	54080**

ME	MF98-6736

MD	SM980022

MA	96-6996-MR

MI	227110

MN	R-28088.1

MS	MF-98-01-008

MO	Q-MT-1282

MT	33721

NE	015641

NV	*

NH	*

NJ	*

NM	980245

NY	S 27 53 20

NC	*

ND	62476

OH	10277

OK	I-320997

OR	98-0080**

PA	87-08-113MF

RI	*

SC	MF11227

SD	10199

TN	RM98-0282

TX	C-39437

UT	B00039221**

VT	1/16/98-18

VA	2609

WA	C-57913

WV	MF-24127

WI	341388-03

WY	20516

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
**Securities in the Scout Funds Combined Prospectus included on one
  Notice Filing (Balanced Fund, Bond Fund, Money Market Fund,
  Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)





3. Exact name of investment company as specified in registration statement:

        Scout Money Market Fund, Inc. - Prime Portfolio





4. Address of principal executive office: (number, street, city, state, zip code)
700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





Management believes that Scout Money Market Fund, Inc. - Prime
Portfolio was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, and during the period from April 30, 1998 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through June 30, 1998, with respect to securities reflected in the investment account of Scout Money Market Fund, Inc - Prime Portfolio.



SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President

Independent Auditors' Report



To the Board of Directors of
Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission:

RE:	Scout Money Market Fund, Inc. - Federal Portfolio
	Form N-17f-2
	File Number 811-3528


We have examined management's assertion about SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO's (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of June 30, 1998, and for the period April 30, 1998 through June 30, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1998, and for the period April 30, 1998 through June 30, 1998, with respect to securities of SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO, without prior notice to management:

* Securities owned as of the close of business on June 30, 1998, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Federal Reserve Bank, which uses the book entry method of accounting for securities;

* Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Money Market Fund, Inc. - Federal Portfolio was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.









Kansas City, Missouri
September 24, 1998

	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-3528                        June 30, 1998






2. State Identification Number:






AL	*

AK	98 02174

AZ	S-0033494-QUAL

AR	85-M1012-02

CA	504 5889

CO	IC-91-02-935

CT	SI45578

DE	*

DC	*

FL	*

GA	56-002877

HI	*

ID	48842

IL	9738154

IN	85-0335 IC

IA	I-26312

KS	83S0000723

KY	M29406

LA	54080**

ME	MF98-6737

MD	SM980023

MA	96-6995-MR

MI	227116

MN	R-28088.1

MS	MF-98-01-003

MO	Q-MT-1282

MT	9203

NE	O15688

NV	*

NH	*

NJ	*

NM	980244

NY	S 27 53 20

NC	*

ND	62475

OH	10277

OK	I-320997

OR	98-0080**

PA	87-08-113MF

RI	*

SC	MF11226

SD	10198

TN	RM98-0282

TX	C-39436

UT	B00039221**

VT	1/16/98-19

VA	2609

WA	C-57912

WV	MF-24126

WI	341389-03

WY	20516

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
** Securities in the Scout Funds Combined Prospectus included on one
   Notice Filing (Balanced Fund, Bond Fund, Money Market Fund,
   Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)






3. Exact name of investment company as specified in registration statement:

        Scout Money Market Fund, Inc. - Federal Portfolio






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





Management believes that Scout Money Market Fund, Inc. - Federal Portfolio was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, and during the period from April 30, 1998 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through June 30, 1998, with respect to securities reflected in the investment account of Scout Money Market Fund, Inc. - Federal Portfolio.



SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President